UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 21)*

                             M & F Worldwide Corp.
                                _______________

                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                                _______________

                        (Title of Class of Securities)

                                   552541104
                                _______________

                                (CUSIP Number)

                               Barry F. Schwartz
                              35 East 62nd Street
                           New York, New York 10021
                                (212) 572-8600
                                _______________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 6, 2005
                                _______________

                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552541104                                                SCHEDULE 13D
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1.   Name of Reporting Person.
       I.R.S. Identification No. of above person.

           MacAndrews & Forbes Holdings Inc. (formerly known as
           Mafco Holdings Inc.)

2.   Check the Appropriate Box if a Member of a Group
           (a) |_|
           (b) |_|

3.   SEC Use Only

4.   Source of Funds

               WC

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)   |_|

6.   Citizenship or Place of Organization

               Delaware

     Number of Shares            7. Sole Voting Power          0
     Beneficially Owned
     by Each Reporting           8. Shared Voting Power        7,748,000
     Person With
                                 9. Sole Dispositive Power     0

                                 10. Shared Dispositive Power  7,748,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               7,748,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

13.  Percent of Class Represented by Amount in Row (11)

               39.5%

14.  Type of Reporting Person

               CO
-------------------------------------------------------------------------------

CUSIP No. 552541104                                                SCHEDULE 13D

-------------------------------------------------------------------------------
1.   Name of Reporting Person.
       I.R.S. Identification No. of above person.

               Mafco Consolidated Group Inc.

2.   Check the Appropriate Box if a Member of a Group
       (a)  |_|
       (b)  |_|

3.   SEC Use Only

4.   Source of Funds

               WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.   Citizenship or Place of Organization

               Delaware

     Number of Shares                 7.   Sole Voting Power        0
     Beneficially Owned
     by Each Reporting                8.   Shared Voting Power      7,248,000
     Person With
                                      9.   Sole Dispositive Power   0

                                      10.  Shared Dispositive Power 7,248,000


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               7,248,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

13.  Percent of Class Represented by Amount in Row (11)

               37.9%

14.  Type of Reporting Person

               CO
-------------------------------------------------------------------------------

         This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 13, 2000, Amendment No. 11 thereto dated April 20, 2001, Amendment No. 12 thereto dated April 24, 2001, Amendment No. 13 thereto dated October 17, 2001, Amendment No. 14 thereto dated November 16, 2001, Amendment No. 15 thereto dated December 28, 2001, Amendment No. 16 thereto dated July 29, 2002, Amendment No. 17 thereto dated December 4, 2002, Amendment No. 18 thereto dated November 7, 2003, Amendment No. 19 thereto dated November 14, 2003 and Amendment No. 20 thereto dated September 14, 2004 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc., a Delaware corporation ("MacAndrews & Forbes Holdings"), Mafco Consolidated Group Inc., a Delaware corporation ("Mafco Consolidated Group"), Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and PX Holding Corporation, a Delaware corporation, as the case may be, in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock"), of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended by adding the following at the end thereof:

         (a)-(b) As of June 8, 2005, based upon publicly available information, there were 19,099,470 outstanding shares of Common Stock (net of shares held in the Company's treasury). Mafco Consolidated Group beneficially owns 7,248,000 shares of Common Stock, representing approximately 37.9% of the Common Stock outstanding. Mafco Holdings may be deemed to share beneficial ownership of the 7,248,000 shares of Common Stock beneficially owned by Mafco Consolidated Group and the 500,000 shares of Common Stock deemed beneficially owned by Mr. Perelman as a result of his holding an option to acquire such shares exercisable within 60 days of the date hereof (an aggregate of 7,748,000 shares of Common Stock, representing approximately 39.5% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission), by virtue of MacAndrews & Forbes Holdings' ownership of 100% of the common stock of Mafco Consolidated Group and Mr. Perelman's 100% ownership of Mafco Holdings' common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended by adding the following at the end thereof:

         On June 7, 2005, pursuant to a credit agreement (the "Credit Agreement") among MacAndrews Finance LLC, as borrower, Ronald O. Perelman and MacAndrews & Forbes Holdings, as guarantors, certain lenders and Bank of America, N.A., as administrative agent ("Agent"), Mafco Consolidated Group entered into a Pledge Agreement (the "Pledge Agreement") with Agent. Pursuant to the Pledge Agreement, Mafco Consolidated Group pledged all of its shares of Common Stock to Agent as collateral (the "Pledge"). A default under the Credit Agreement or the Pledge Agreement could cause a foreclosure with respect to the shares of Common Stock subject to the Pledge. A copy of the Pledge Agreement is attached hereto as Exhibit 28 and is incorporated herein by reference.

         In connection with the Pledge Agreement, on June 6, 2005, Mafco Consolidated Group and the Company amended the Registration Rights Agreement (the "Amendment to the Registration Rights Agreement"). The Amendment to the Registration Rights Agreement provides that (x) any and all shares of Common Stock owned by Mafco Consolidated Group or its affiliates are Registrable Shares (as defined in the Registration Rights Agreement) and (y) the rights granted to Mafco Consolidated Group with respect to Registrable Shares may be assigned to pledgees. Upon such an assignment, the obligations of the Company under the Registration Rights Agreement shall inure to the benefit of any such pledgee; provided, however, that such rights are not exercisable until an event of default shall have occurred and be continuing under the applicable pledge arrangement. A copy of the Amendment to the Registration Rights Agreement is attached hereto as Exhibit 29 and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

         Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit 28 Pledge Agreement, dated as of June 7, 2005, between Mafco Consolidated Group Inc. and Bank of America, N.A. as Administrative Agent under the Credit Agreement.

         Exhibit 29 Amendment to the Registration Rights Agreement, dated as of June 6, 2005, between Mafco Consolidated Group Inc. and M & F Worldwide Corp.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2005                       MacAndrews & Forbes Holdings Inc.
                                         Mafco Consolidated Group Inc.


                                         By:  /s/ Barry F. Schwartz
                                             ------------------------------
                                         Name:  Barry F. Schwartz
                                         Title: Executive Vice President &
                                                General Counsel

                                 EXHIBIT INDEX

Exhibit Number           Document
--------------           --------

   Exhibit 28 Pledge Agreement, dated as of June 7, 2005, between Mafco Consolidated Group Inc. and Bank of America, N.A. as Administrative Agent under the Credit Agreement.

   Exhibit 29 Amendment to the Registration Rights Agreement, dated as of June 6, 2005, between Mafco Consolidated Group Inc. and M & F Worldwide Corp.